Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of October 2007

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1.

Press release dated: October 17  2007

HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

INVITATION FOR THE EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, Greece – October 17, 2007 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, announces that its Extraordinary General Assembly of Shareholders, will be held , in accordance with the provisions of the Greek Law, on November the 8th, 2007.  In the case of a lack of quorum a Repeated Extraordinary Shareholders meeting will follow on November 15th, 2007.  The invitation is as follows:

HELLENIC TELECOMMUNICATIONS ORGANIZATION SA (OTE SA)

THE SHAREHOLDERS OF THE HELLENIC TELECOMMUNICATIONS ORGANIZATION SA

(REGISTRATION NUMBER 347/06/B/86/10) ARE HEREBY INVITED TO THE EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS AND ITS REPEATED EXTRAORDINARY SHAREHOLDERS MEETING

Pursuant to the Law and the Articles of Association and following resolution no 2792 of the Board of Directors, dated 12/10/2007 (agenda item 4), the Shareholders of the Hellenic Telecommunications Organization SA are hereby invited to an Extraordinary General Assembly, on Thursday November the 8th, 2007, at 16:30 hours, at the Company’s headquarters (99, Kifissias Avenue, Athens), in order to discuss and decide upon the agenda items. The agenda is as follows:

1.

Approval of a share buy back program, of OTE S.A. in accordance with the article 16 of the Law 2190/1920.

2.

Amendments to the current Articles of Association: Addition of article 5a (Shares), amendments of articles 8 (Board of Directors), 10 (Composition and Operation of the Board of Directors), 17 (Invitation - Agenda of the General Assembly of Shareholders) and 21 (Special Quorum and Majority).

3.

Miscellaneous announcements

In case of a lack of quorum a repeated extraordinary shareholders meeting will follow on Thursday, November 15, 2007, at 16.30, at the same place and with the same agenda.

In order to participate, in person or by proxy, in the said Extraordinary General Assembly, Shareholders must do the following:

•

If their shares are not in the Depository Account, Shareholders must obtain from their Depository Participant certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly, or of the Repeated Extraordinary General Assembly, together with required representation documents in case they use a representative.

•

If their shares are in the Depository Account, Shareholders must obtain from the Central Securities Depository Office SA certification evidencing ownership of shares (which will not be tradable until conclusion of this General Assembly) and deposit such certification as well as a duly authorized proxy form, with the OTE Share Registration Office (1st floor, 15, Stadiou Street – Athens) at least five (5) full days prior to the appointed date and time of the General Assembly or of the Repeated Extraordinary General Assembly, together with required representation documents in case they use a representative.

MAROUSI, 16/10/2007

P. VOURLOUMIS

CHAIRMAN OF THE BOARD – CEO

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern

Europe, providing top-quality products and services to its customers.

Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania and Serbia, and establishing mobile operations in Albania, Bulgaria, the Former Yugoslav Republic of Macedonia and Romania. At present,

companies in which OTE Group has an equity interest employ over 30,000 people in six countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New

York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s)

represents ½ ordinary share.

Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nektarios Papagiannakopoulos - Senior financial analyst, Investor Relations

Tel: +30 210 611 7593, Email:  npapagiannakopoulos@ote.gr

Daria Kozanoglou - Communications Officer, Investor Relations

Tel: +30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou - Financial Analyst

Tel: +30 210 611 1428, Email: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2006 filed with the SEC on June 28, 2007. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: October 17, 2007

By: /s/ Iordanis Aivazis

Name: Iordanis Aivazis

Title: Chief Operating Officer